NEURODERM LTD.

PROXY FOR THE 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 14, 2016
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Roy Golan and Yoav Shmaya, and each of them, the true and lawful attorneys, agents and proxies of the unde signed, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of NeuroDerm Ltd. (the "**Company**"), held of record in the name of the undersigned at the close of business on Monday, May 9, 2016, at the 2016 Annual General Meeting of Shareholders (the "**Meeting**") to be held at the executive offices of the Company, 3 Pekeris St., Rabin Science Park, Rehovot 7670212, Israel, on Tuesday, June 14, 2016 at 3:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of 2016 Annual General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting.

The undersigned acknowledges that the Notice of 2016 Annual General Meeting of Shareholders has been published in a press release via international wire service and in a related Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission in accordance with the Company's Articles of Association (as amended) and may be viewed at the following respective links: http://ir.neuroderm.com; and https://www.sec.gov.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to any of Proposals 1, 2 or 4 for the Meeting, this proxy will be voted "FOR" each such proposal and in such manner as the holder of the proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is given with respect to Proposal 3, this proxy will not be voted on such proposal(s).

IMPORTANT NOTE: The vote under this proxy will not be counted towards the majority required for the approval of Proposal 3 unless the undersigned either (i) confirms that he, she or it does not have a conflict of interest in the approval of Proposal 3 by completing the box for Proposal/Item 3A on the reverse side, or (ii) contacts the Company, in accordance with instructions in the Proxy Statement, to vote on Proposal 3 via a separate proxy card which is designed for a shareholder who has such a conflict of interest.

Any and all proxies heretofore given by the undersigned are hereby revoked.

1.1 **(Continued and to be signed on the reverse side.)** 14475

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

NEURODERM LTD.

June 14, 2016

GO GREEN

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Please sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

00003330032030000000 7 061416

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE BELOW PROPOSALS.
PLEASE SEE THE INSTRUCTION BELOW REGARDING ITEM 3A RELATING TO PROPOSAL 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Important Instructions for Item 3A relating to Proposal 3:

PLEASE BE CERTAIN TO FILL IN THE BOX FOR PROPOSAL/ITEM 3A OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 3.

Under the Companies Law, you cannot be counted towards the majority required for Proposal 3 unless you provide either (i) the foregoing important confirmation or (ii) a confirmation that you actually do have a conflict of interest in the approval of Proposal 3, as described below.

If you have a conflict of interest in the approval of Proposal 3, you may vote on that proposal by contacting the Company's Chief Financial Officer, Roy Golan, at +972-8-946-2729 or roy@neuroderm.com, who will provide you with a proxy card that is designed for you (and in that case, you should not vote under this proxy card with respect to Proposal 3 and should not fill in the box for Proposal/Item 3A.

If you hold your shares via a broker or other nominee, please contact him, her or it, who should contact the Company as described above.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
1. Re-election of each of the below directors as a Class II director of the Company for a three-year term, until the Company's annual general meeting of shareholders in 2019 and until his successor is duly elected and qualified:			
1(a) Dr. Shmuel Cabilly	☐	☐	☐
1(b) Mr. Larry Ellberger	☐	☐	☐
2. Re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent, external auditors for the year ending December 31, 2016 and for the period until the next annual general meeting of shareholders, and authorization of the Company's board of directors, with power of delegation to its audit committee, to set the fees to be paid to such auditors.	☐	☐	☐
3. Approval of an option grant to, and an increase in the salary of, Dr. Oded Lieberman, the Company's Chief Executive Officer.	☐	☐	☐
3A. By checking the box, the undersigned hereby confirms that he, she or it does **not** have a conflict of interest (referred to as a "personal interest" under the Israeli Companies Law, as described in the Proxy Statement for the Meeting) in the approval of Proposal 3.	☐		
4. Approval of an increase in the annual director fees payable to the Company's director, Mr. Larry Ellberger.	☐	☐	☐

IMPORTANT NOTE: The vote under this proxy will not be counted towards the majority required for the approval of Proposal 3 unless the undersigned either (i) confirms that he, she or it does not have a conflict of interest in the approval of Proposal 3 by completing the box for Proposal/Item 3A, or (ii) contacts the Company, in accordance with instructions in the Proxy Statement, to vote on Proposal 3 via a separate proxy card which is designed for a shareholder who has such a conflict of interest.

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.